Exhibit 99.1

Ituran Location and Control Ltd. Announces the Annual General Meeting’s results

AZOUR, Israel – November 9, 2017 – Ituran Location and Control Ltd. (NASDAQ: ITRN) today announced that On November 9, 2017, Ituran Location and Control LTD held an Annual General Meeting which approved the following:

(1)
To renew the appointment of the firm of Fahn Kanne & co. (a member firm of Grant Thornton international) as the Company’s independent auditors for the year ending December 31, 2017 and until the Company’s next annual general meeting and authorize the Audit Committee of the Company to determine their remuneration.

The above was approved by 11,320,092 votes (99.46%). 57,427 votes opposed (0.5%) and 4,089 votes (0.04%) abstained.

(2)	To elect the following persons to serve as directors in Class B for additional period until third succeeding Annual General meeting thereafter.

Nir Sheratzky - approved by 9,928,243 votes (87.65%). 1,394,297 votes (12.31%) opposed and  4,045 votes (0.04%) abstained.
Yigal Shani - approved by 9,302,653 votes (82.13%). 2,019,987 votes (17.83%) opposed and 3,945 votes (0.04%) abstained.
Yehuda Kahane - approved by 9,302,500 votes (82.13%). 2,020,168votes (17.83%) opposed and 3,917 votes (0.04%) abstained.

(3)	To approve the extension of service agreements as independent contractors, of Messrs. Izzy Sheratzky, Eyal Sheratzky, Nir Sheratzky and Gil Sheratzky for a period of additional three years.

The above was approved by 11,125,806votes (98.23%). 194,004 votes opposed (1.71%) and 6,775 votes (0.06%) abstained.

About Ituran

Ituran is a leader in the emerging mobility technology field, providing value-added location-based services, including a full suite of services for the connected-car. Ituran offers Stolen Vehicle Recovery, fleet management as well as mobile asset location, management & control services for vehicles, cargo and personal security. Its products and applications are used by customers in over 20 countries.

Ituran's subscriber base has been growing significantly since the Company's inception to over 1 million subscribers using its location based services with a market leading position in Israel and Brazil. Established in 1995, Ituran has over 1,500 employees worldwide, with offices in Israel, Brazil, Argentina and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

Company Contact	International Investor Relations
Udi Mizrahi (udi_m@ituran.com) VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft/Gavriel Frohwein (ituran@gkir.com) GK Investor Relations (US) +1 646 688 3559